SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d)
AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

E-Commerce China Dangdang Inc.
(Name of Issuer)

Class A Common Shares, $0.0001 par value per share
(Title of Class of Securities)

26833A105
(CUSIP Number)

December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 17 Pages
Exhibit Index Contained on Page 15

CUSIP NO. 26833A105	13 G	Page 2 of 17

1		NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only).
Tiger Global Private Investment Partners, LP (“PIP”)

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐ (b) ☒

3		SEC USE ONLY

4		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

55,018,925 shares (represented by 55,018,925 Class B Common Shares, which may be converted into 55,018,925 Class A Common Shares within 60 days of the filing date), all of which are directly owned by PIP, except that each of Tiger Global PIP Performance, LLC (“Performance”), the general partner of PIP; Tiger Global Management, LLC (“Global Management”), the investment manager of PIP; and Charles P. Coleman, III (“Coleman”), the managing member of Global Management and Performance, may be deemed to have sole voting power with respect to such shares.

	6	SHARED VOTING POWER
See response to row 5.

	7	SOLE DISPOSITIVE POWER

55,018,925 shares (represented by 55,018,925 Class B Common Shares, which may be converted into 55,018,925 Class A Common Shares within 60 days of the filing date), all of which are directly owned by PIP, except that each Performance, the general partner of PIP; Global Management, the investment manager of PIP; and Coleman, the managing member of Global Management and Performance, may be deemed to have sole dispositive power with respect to such shares.

	8	SHARED DISPOSITIVE POWER
See response to row 7.

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON		55,018,925 [1]

10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES (See Instructions)		☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	34.5%[2]

12	TYPE OF REPORTING PERSON (See Instructions)	PN

[1] Consists of 55,018,925 Class B Common Shares directly held by PIP. Each Class B Common Share is convertible at the option of the holder into one Class A Common Share. The rights of the holders of Class A Common Shares and Class B Common Shares are identical, except with respect to conversion rights (noted above) and voting rights. Each Class B Common Share is entitled to ten votes per share, whereas each Class A Common Share is entitled to one vote per share.

[2] Assumes conversion of all such reporting person’s Class B Common Shares into Class A Common Shares.

CUSIP NO. 26833A105	13 G	Page 3 of 17

1		NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only).
Tiger Global PIP Performance, LLC (“Performance”)

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐ (b) ☒

3		SEC USE ONLY

4		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

55,018,925 shares (represented by 55,018,925 Class B Common Shares, which may be converted into 55,018,925 Class A Common Shares within 60 days of the filing date), all of which are directly owned by PIP. Each of PIP; Performance, the general partner of PIP; Global Management, the investment manager of PIP; and Coleman, the managing member of Global Management and Performance, may be deemed to have sole voting power with respect to such shares.

	6	SHARED VOTING POWER
See response to row 5.

	7	SOLE DISPOSITIVE POWER

55,018,925 shares (represented by 55,018,925 Class B Common Shares, which may be converted into 55,018,925 Class A Common Shares within 60 days of the filing date), all of which are directly owned by PIP. Each of PIP V; Performance, the general partner of PIP; Global Management, the investment manager of PIP; and Coleman, the managing member of Global Management and Performance, may be deemed to have sole dispositive power with respect to such shares.

	8	SHARED DISPOSITIVE POWER
See response to row 7.

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON		55,018,925 [3]

10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES (See Instructions)		☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	34.5%[4]

12	TYPE OF REPORTING PERSON (See Instructions)	OO

[3] Consists of 55,018,925 Class B Common Shares directly held by PIP. Each Class B Common Share is convertible at the option of the holder into one Class A Common Share. The rights of the holders of Class A Common Shares and Class B Common Shares are identical, except with respect to conversion rights (noted above) and voting rights. Each Class B Common Share is entitled to ten votes per share, whereas each Class A Common Share is entitled to one vote per share.

[4] Assumes conversion of all such reporting person’s Class B Common Shares into Class A Common Shares.

CUSIP NO. 26833A105	13 G	Page 4 of 17

1		NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only).
Tiger Global, L.P. (“Tiger Global”)

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐ (b) ☒

3		SEC USE ONLY

4		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

7,998,245 shares (represented by 7,998,245 Class B Common Shares, which may be converted into 7,998,245 Class A Common Shares within 60 days of the filing date), all of which are directly owned by Tiger Global, except that each of Tiger Global Performance, LLC (“Global Performance”), the general partner of Tiger Global; Global Management, the investment manager of Tiger Global; and Coleman, the managing member of each of Global Performance and Global Management, may be deemed to have sole voting power with respect to such shares.

	6	SHARED VOTING POWER
See response to row 5.

	7	SOLE DISPOSITIVE POWER

7,998,245 shares (represented by 7,998,245 Class B Common Shares, which may be converted into 7,998,245 Class A Common Shares within 60 days of the filing date), all of which are directly owned by Tiger Global, except that each of Global Performance, the general partner of Tiger Global; Global Management, the investment manager of Tiger Global; and Coleman, the managing member of each of Global Performance and Global Management, may be deemed to have sole dispositive power with respect to such shares.

	8	SHARED DISPOSITIVE POWER
See response to row 7.

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON		7,998,245[5]

10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES (See Instructions)		☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	7.1%[6]

12	TYPE OF REPORTING PERSON (See Instructions)	PN

[5] Consists of 7,998,245 Class B Common Shares directly held by Tiger Global. Each Class B Common Share is convertible at the option of the holder into one Class A Common Share. The rights of the holders of Class A Common Shares and Class B Common Shares are identical, except with respect to conversion rights (noted above) and voting rights. Each Class B Common Share is entitled to ten votes per share, whereas each Class A Common Share is entitled to one vote per share.

[6] Assumes conversion of all such reporting person’s Class B Common Shares into Class A Common Shares.

CUSIP NO. 26833A105	13 G	Page 5 of 17

1		NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only).
Tiger Global II, L.P. (“Tiger Global II”)

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐ (b) ☒

3		SEC USE ONLY

4		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

250,835 shares (represented by 250,835 Class B Common Shares, which may be converted into 250,835 Class A Common Shares within 60 days of the filing date), all of which are directly owned by Tiger Global II, except that each of Global Performance, the general partner of Tiger Global II; Global Management, the investment manager of Tiger Global II; and Coleman, the managing member of each of Global Performance and Global Management, may be deemed to have sole voting power with respect to such shares.

	6	SHARED VOTING POWER
See response to row 5.

	7	SOLE DISPOSITIVE POWER

250,835 shares (represented by 250,835 Class B Common Shares, which may be converted into 250,835 Class A Common Shares within 60 days of the filing date), all of which are owned directly by Tiger Global II, except that each of Global Performance, the general partner of Tiger Global II; Global Management, the investment manager of Tiger Global II; and Coleman, the managing member of each of Global Performance and Global Management, may be deemed to have sole dispositive power with respect to such shares.

	8	SHARED DISPOSITIVE POWER
See response to row 7.

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON		250,835[7]

10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES (See Instructions)		☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	0.2%[8]

12	TYPE OF REPORTING PERSON (See Instructions)	PN

[7] Consists of 250,835 Class B Common Shares directly held by Tiger Global II. Each Class B Common Share is convertible at the option of the holder into one Class A Common Share. The rights of the holders of Class A Common Shares and Class B Common Shares are identical, except with respect to conversion rights (noted above) and voting rights. Each Class B Common Share is entitled to ten votes per share, whereas each Class A Common Share is entitled to one vote per share.

[8] Assumes conversion of all such reporting person’s Class B Common Shares into Class A Common Shares.

CUSIP NO. 26833A105	13 G	Page 6 of 17

1		NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only).
Tiger Global Master Fund, L.P. (“Master Fund”)

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐ (b) ☒

3		SEC USE ONLY

4		CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

6,081,995 shares (represented by 6,081,995 Class B Common Shares, which may be converted into 6,081,995 Class A Common Shares within 60 days of the filing date), all of which are directly owned by Master Fund, except that each of Global Performance, the general partner of Master Fund; Global Management, the investment manager of Master Fund; and Coleman, the managing member of each of Global Performance and Global Management, may be deemed to have sole voting power with respect to such shares.

	6	SHARED VOTING POWER
See response to row 5.

	7	SOLE DISPOSITIVE POWER

6,081,995 shares (represented by 6,081,995 Class B Common Shares, which may be converted into 6,081,995 Class A Common Shares within 60 days of the filing date), all of which are directly owned by Master Fund, except that each of Global Performance, the general partner of Master Fund; Global Management, the investment manager of Master Fund; and Coleman, the managing member of each of Global Performance and Global Management, may be deemed to have sole dispositive power with respect to such shares.

	8	SHARED DISPOSITIVE POWER
See response to row 7.

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON		6,081,995[9]

10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES (See Instructions)		☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	5.5%[10]

12	TYPE OF REPORTING PERSON (See Instructions)	PN

[9] Consists of 6,081,995 Class B Common Shares directly held by the Master Fund. Each Class B Common Share is convertible at the option of the holder into one Class A Common Share. The rights of the holders of Class A Common Shares and Class B Common Shares are identical, except with respect to conversion rights (noted above) and voting rights. Each Class B Common Share is entitled to ten votes per share, whereas each Class A Common Share is entitled to one vote per share.

[10] Assumes conversion of all such reporting person’s Class B Common Shares into Class A Common Shares.

CUSIP NO. 26833A105	13 G	Page 7 of 17

1		NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only).
Tiger Global Performance, LLC (“Global Performance”)

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐ (b) ☒

3		SEC USE ONLY

4		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

14,331,075 shares (represented by 14,331,075 Class B Common Shares, which may be converted into 14,331,075 Class A Common Shares within 60 days of the filing date), of which 7,998,245 (represented by 7,998,245 Class B Common Shares, which may be converted into 7,998,245 Class A Common Shares within 60 days of the filing date) are directly owned by Tiger Global; 250,835 (represented by 250,835 Class B Common Shares, which may be converted into 250,835 Class A Common Shares within 60 days of the filing date) are directly owned by Tiger Global II; and 6,081,995 (represented by 6,081,995 Class B Common Shares, which may be converted into 6,081,995 Class A Common Shares within 60 days of the filing date) are directly owned by Master Fund. Each of Global Performance, the general partner of each of Tiger Global, Tiger Global II and Master Fund; Global Management, the investment manager of each of Tiger Global, Tiger Global II and Master Fund; and Coleman, the managing member of each of Global Performance and Global Management, may be deemed to have sole voting power with respect to such shares.

	6	SHARED VOTING POWER
See response to row 5.

	7	SOLE DISPOSITIVE POWER

14,331,075 shares (represented by 14,331,075 Class B Common Shares, which may be converted into 14,331,075 Class A Common Shares within 60 days of the filing date), of which 7,998,245 (represented by 7,998,245 Class B Common Shares, which may be converted into 7,998,245 Class A Common Shares within 60 days of the filing date) are directly owned by Tiger Global; 250,835 (represented by 250,835 Class B Common Shares, which may be converted into 250,835 Class A Common Shares within 60 days of the filing date) are directly owned by Tiger Global II; and 6,081,995 (represented by 6,081,995 Class B Common Shares, which may be converted into 6,081,995 Class A Common Shares within 60 days of the filing date) are directly owned by Master Fund. Each of Global Performance, the general partner of each of Tiger Global, Tiger Global II and Master Fund; Global Management, the investment manager of each of Tiger Global, Tiger Global II and Master Fund; and Coleman, the managing member of each of Global Performance and Global Management, may be deemed to have sole dispositive power with respect to such shares.

	8	SHARED DISPOSITIVE POWER
See response to row 7.

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON		14,331,075[11]

10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES (See Instructions)		☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	12.1%[12]

12	TYPE OF REPORTING PERSON (See Instructions)	OO

[11] Consists of 7,998,245 Class B Common Shares directly held by Tiger Global, 250,835 Class B Common Shares directly held by Tiger Global II and 6,081,995 Class B Common Shares directly held by the Master Fund. Each Class B Common Share is convertible at the option of the holder into one Class A Common Share. The rights of the holders of Class A Common Shares and Class B Common Shares are identical, except with respect to conversion rights (noted above) and voting rights. Each Class B Common Share is entitled to ten votes per share, whereas each Class A Common Share is entitled to one vote per share.

[12] Assumes conversion of all such reporting person’s Class B Common Shares into Class A Common Shares.

CUSIP NO. 26833A105	13 G	Page 8 of 17

1		NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only).
Tiger Global Management, LLC (“Global Management”)

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐ (b) ☒

3		SEC USE ONLY

4		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

69,350,000 shares (represented by 69,350,000 Class B Common Shares, which may be converted into 69,350,000 Class A Common Shares within 60 days of the filing date), of which 55,018,925 shares (represented by 55,018,925 Class B Common Shares, which may be converted into 55,018,925 Class A Common Shares within 60 days of the filing date) are directly owned by PIP; 7,998,245 (represented by 7,998,245 Class B Common Shares, which may be converted into 7,998,245 Class A Common Shares within 60 days of the filing date) are directly owned by Tiger Global; 250,835 (represented by 250,835 Class B Common Shares, which may be converted into 250,835 Class A Common Shares within 60 days of the filing date) are directly owned by Tiger Global II; and 6,081,995 (represented by 6,081,995 Class B Common Shares, which may be converted into 6,081,995 Class A Common Shares within 60 days of the filing date) are directly owned by Master Fund. Each of Performance, the general partner of PIP; Global Management, the investment manager of PIP; and Coleman, the managing member of Global Management and Performance, may be deemed to have sole voting power with respect to such shares directly owned by PIP. Each of Global Performance, the general partner of each of Tiger Global, Tiger Global II and Master Fund; Global Management, the investment manager of each of Tiger Global, Tiger Global II and Master Fund; and Coleman, the managing member of each of Global Performance and Global Management, may be deemed to have sole voting power with respect to such shares directly held by Tiger Global, Tiger Global II or Master Fund.

	6	SHARED VOTING POWER
See response to row 5.

	7	SOLE DISPOSITIVE POWER

69,350,000 shares (represented by 69,350,000 Class B Common Shares, which may be converted into 69,350,000 Class A Common Shares within 60 days of the filing date), of which 55,018,925 shares (represented by 55,018,925 Class B Common Shares, which may be converted into 55,018,925 Class A Common Shares within 60 days of the filing date) are directly owned by PIP; 7,998,245 (represented by 7,998,245 Class B Common Shares, which may be converted into 7,998,245 Class A Common Shares within 60 days of the filing date) are directly owned by Tiger Global; 250,835 (represented by 250,835 Class B Common Shares, which may be converted into 250,835 Class A Common Shares within 60 days of the filing date) are directly owned by Tiger Global II; and 6,081,995 (represented by 6,081,995 Class B Common Shares, which may be converted into 6,081,995 Class A Common Shares within 60 days of the filing date) are directly owned by Master Fund. Each of Performance, the general partner of PIP; Global Management, the investment manager of PIP; and Coleman, the managing member of Global Management and Performance, may be deemed to have sole dispositive power with respect to such shares directly owned by PIP. Each of Global Performance, the general partner of each of Tiger Global, Tiger Global II and Master Fund; Global Management, the investment manager of each of Tiger Global, Tiger Global II and Master Fund; and Coleman, the managing member of each of Global Performance and Global Management, may be deemed to have sole dispositive power with respect to such shares directly held by Tiger Global, Tiger Global II or Master Fund.

	8	SHARED DISPOSITIVE POWER
See response to row 7.

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON		69,350,000[13]

10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES (See Instructions)		☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	39.9%[14]

12	TYPE OF REPORTING PERSON (See Instructions)	OO

[13] Consists of 55,018,925 Class B Common Shares directly held by PIP, 7,998,245 Class B Common Shares directly held by Tiger Global, 250,835 Class B Common Shares directly held by Tiger Global II and 6,081,995 Class B Common Shares directly held by the Master Fund. Each Class B Common Share is convertible at the option of the holder into one Class A Common Share. The rights of the holders of Class A Common Shares and Class B Common Shares are identical, except with respect to conversion rights (noted above) and voting rights. Each Class B Common Share is entitled to ten votes per share, whereas each Class A Common Share is entitled to one vote per share.

[14] Assumes conversion of all such reporting person’s Class B Common Shares into Class A Common Shares.

CUSIP NO. 26833A105	13 G	Page 9 of 17

1		NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only).
Charles P. Coleman III (“Coleman”)

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐ (b) ☒

3		SEC USE ONLY

4		CITIZENSHIP OR PLACE OF ORGANIZATION
U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

69,350,000 shares (represented by 69,350,000 Class B Common Shares, which may be converted into 69,350,000 Class A Common Shares within 60 days of the filing date), of which 55,018,925 shares (represented by 55,018,925 Class B Common Shares, which may be converted into 55,018,925 Class A Common Shares within 60 days of the filing date) are directly owned by PIP; 7,998,245 (represented by 7,998,245 Class B Common Shares, which may be converted into 7,998,245 Class A Common Shares within 60 days of the filing date) are directly owned by Tiger Global; 250,835 (represented by 250,835 Class B Common Shares, which may be converted into 250,835 Class A Common Shares within 60 days of the filing date) are directly owned by Tiger Global II; and 6,081,995 (represented by 6,081,995 Class B Common Shares, which may be converted into 6,081,995 Class A Common Shares within 60 days of the filing date) are directly owned by Master Fund. Each of Performance, the general partner of PIP; Global Management, the investment manager of PIP; and Coleman, the managing member of Global Management and Performance, may be deemed to have sole voting power with respect to such shares directly owned by PIP. Each of Global Performance, the general partner of each of Tiger Global, Tiger Global II and Master Fund; Global Management, the investment manager of each of Tiger Global, Tiger Global II and Master Fund; and Coleman, the managing member of each of Global Performance and Global Management, may be deemed to have sole voting power with respect to such shares directly held by Tiger Global, Tiger Global II or Master Fund.

	6	SHARED VOTING POWER
See response to row 5

	7	SOLE DISPOSITIVE POWER

69,350,000 shares (represented by 69,350,000 Class B Common Shares, which may be converted into 69,350,000 Class A Common Shares within 60 days of the filing date), of which 55,018,925 shares (represented by 55,018,925 Class B Common Shares, which may be converted into 55,018,925 Class A Common Shares within 60 days of the filing date) are directly owned by PIP; 7,998,245 (represented by 7,998,245 Class B Common Shares, which may be converted into 7,998,245 Class A Common Shares within 60 days of the filing date) are directly owned by Tiger Global; 250,835 (represented by 250,835 Class B Common Shares, which may be converted into 250,835 Class A Common Shares within 60 days of the filing date) are directly owned by Tiger Global II; and 6,081,995 (represented by 6,081,995 Class B Common Shares, which may be converted into 6,081,995 Class A Common Shares within 60 days of the filing date) are directly owned by Master Fund. Each of Performance, the general partner of PIP; Global Management, the investment manager of PIP; and Coleman, the managing member of Global Management and Performance, may be deemed to have sole dispositive power with respect to such shares directly owned by PIP. Each of Global Performance, the general partner of each of Tiger Global, Tiger Global II and Master Fund; Global Management, the investment manager of each of Tiger Global, Tiger Global II and Master Fund; and Coleman, the managing member of each of Global Performance and Global Management, may be deemed to have sole dispositive power with respect to such shares directly held by Tiger Global, Tiger Global II or Master Fund.

	8	SHARED DISPOSITIVE POWER
See response to row 7.

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON		69,350,000[15]

10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES (See Instructions)		☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	39.9%[16]

12	TYPE OF REPORTING PERSON (See Instructions)	IN

[15] Consists of 55,018,925 Class B Common Shares directly held by PIP, 7,998,245 Class B Common Shares directly held by Tiger Global, 250,835 Class B Common Shares directly held by Tiger Global II and 6,081,995 Class B Common Shares directly held by the Master Fund. Each Class B Common Share is convertible at the option of the holder into one Class A Common Share. The rights of the holders of Class A Common Shares and Class B Common Shares are identical, except with respect to conversion rights (noted above) and voting rights. Each Class B Common Share is entitled to ten votes per share, whereas each Class A Common Share is entitled to one vote per share.

[16] Assumes conversion of all such reporting person’s Class B Common Shares into Class A Common Shares.

CUSIP NO. 26833A105	13 G	Page 10 of 17

ITEM 1(A).	NAME OF ISSUER

E-Commerce China Dangdang Inc.

ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

4/F, Tower C, The 5th Square
No. 7 Chaoyangmen North Avenue
Dongchang District, Beijing 100010
People’s Republic of China

ITEM 2(A).	NAME OF PERSONS FILING

This Statement is filed by: (i) Tiger Global Private Investment Partners, L.P., a Delaware limited partnership (“PIP”); (ii) Tiger Global PIP Performance, LLC, a Delaware limited liability company (“Performance” and together with PIP, the “PIP Entities”); (iii) Tiger Global, L.P., a Delaware limited partnership (“Tiger Global”); (iv) Tiger Global II, L.P., a Delaware limited partnership (“Tiger Global II”); (v) Tiger Global Master Fund, L.P., a Cayman Islands limited partnership (“Master Fund” and together with Tiger Global and Tiger Global II, the “Tiger Funds”); (vi) Tiger Global Performance, LLC, a Delaware limited liability company (“Global Performance” and together with the Tiger Funds, the “Tiger Performance Entities,” and together with PIP and the Tiger Funds, the “Tiger Global Funds”); (vii) Tiger Global Management, LLC, a Delaware limited liability company (“Global Management”, and together with the PIP Entities and the Tiger Performance Entities, the “Tiger Global Entities”); and (viii) Charles P. Coleman III (“Mr. Coleman” and together with Tiger Global Entities, the “Reporting Persons”).

ITEM 2(B).	ADDRESS OF PRINCIPAL BUSINESS OFFICE

The address for each of the Reporting Persons is:

c/o Tiger Global Management, LLC
101 Park Avenue, 48th Floor
New York, NY 10178

ITEM 2(C)	CITIZENSHIP

Master Fund is a Cayman Islands limited partnership. PIP, Tiger Global and Tiger Global II are Delaware limited partnerships. Performance, Global Performance and Global Management are Delaware limited liability companies. Mr. Coleman is a United States citizen.

ITEM 2(D) AND (E). TITLE OF CLASS OF SECURITIES AND CUSIP NUMBER

Class A Common Shares, $0.0001 par value per share
CUSIP # 26833A105

ITEM 3.	Not Applicable.

ITEM 4.	OWNERSHIP

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

CUSIP NO. 26833A105	13 G	Page 11 of 17

(a)	Amount beneficially owned:

See Row 9 of cover page for each Reporting Person.

(b)	Percent of Class:

See Row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

See Row 5 of cover page for each Reporting Person.

(ii) Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii) Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv) Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for each Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Under certain circumstances set forth in the limited partnership agreements of Master Fund, Tiger Global and Tiger Global II, and the limited liability company agreements of Global Performance and Management, the general and limited partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a partner or member, as the case may be.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

CUSIP NO. 26833A105	13 G	Page 12 of 17

ITEM 10.	CERTIFICATION.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 26833A105	13 G	Page 13 of 17

SIGNATURES

                                        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2011

Tiger Global Private Investment Partners, L.P.	/s/ Charles P. Coleman III
By Tiger Global PIP Performance, LLC	Signature
Its General Partner
Charles P. Coleman III
Managing Member

Tiger Global PIP Performance, LLC	/s/ Charles P. Coleman III
Signature

Charles P. Coleman III
Managing Member

Tiger Global, L.P.	/s/ Charles P. Coleman III
By Tiger Global Performance, LLC	Signature
Its General Partner
Charles P. Coleman III
Managing Member

Tiger Global II, L.P.	/s/ Charles P. Coleman III
By Tiger Global Performance, LLC	Signature
Its General Partner
Charles P. Coleman III
Managing Member

Tiger Global Master Fund, L.P.	/s/ Charles P. Coleman III
By Tiger Global Performance, LLC	Signature
Its General Partner
Charles P. Coleman III
Managing Member

Tiger Global Performance, LLC	/s/ Charles P. Coleman III
Signature

Charles P. Coleman III
Managing Member

CUSIP NO. 26833A105	13 G	Page 14 of 17

Tiger Global Management, LLC	/s/ Charles P. Coleman III
Signature

Charles P. Coleman III
Managing Member

Charles P. Coleman III	/s/ Charles P. Coleman III
Signature

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

CUSIP NO. 538034109	13 G	Page 15 of 17

EXHIBIT INDEX

Exhibit	Found on Sequentially Numbered Page

Exhibit A: Agreement of Joint Filing	16

CUSIP NO. 538034109	13 G	Page 16 of 17

EXHIBIT A

Agreement of Joint Filing

                                        The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Class A Common Shares of E-Commerce China Dangdang Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.

Date: February 11, 2011

Tiger Global Private Investment Partners, L.P.	/s/ Charles P. Coleman III
By Tiger Global PIP Performance, LLC	Signature
Its General Partner
Charles P. Coleman III
Managing Member

Tiger Global PIP Performance, LLC	/s/ Charles P. Coleman III
Signature

Charles P. Coleman III
Managing Member

Tiger Global, L.P.	/s/ Charles P. Coleman III
By Tiger Global Performance, LLC	Signature
Its General Partner
Charles P. Coleman III
Managing Member

Tiger Global II, L.P.	/s/ Charles P. Coleman III
By Tiger Global Performance, LLC	Signature
Its General Partner
Charles P. Coleman III
Managing Member

Tiger Global Master Fund, L.P.	/s/ Charles P. Coleman III
By Tiger Global Performance, LLC	Signature
Its General Partner
Charles P. Coleman III
Managing Member

CUSIP NO. 538034109	13 G	Page 17 of 17

Tiger Global Performance, LLC	/s/ Charles P. Coleman III
Signature

Charles P. Coleman III
Managing Member

Tiger Global Management, LLC	/s/ Charles P. Coleman III
Signature

Charles P. Coleman III
Managing Member

Charles P. Coleman III	/s/ Charles P. Coleman III
Signature